GMTech Inc.

45 Rockefeller Plaza, 21F

New York, New York 10111

January 26, 2024

Via Edgar

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMTech Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 16, 2024
File No. 333-275887

Dear Mr. Rohn and Mr. Krikorian:

This letter is in response to the letter dated January 23, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to GMTech Inc. (the “Company,” “we,” and “our”). For ease of reference, the Staff’s comments are recited below in bold and are followed by the Company’s responses. Amendment No. 2 to the Registration Statement on Form S-1 (the “S-1/A”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form S-1 filed on January 16, 2024

Description of Business, page 18

1.	Please expand your disclosure to provide a detailed description of the AI-Development Tool you intend to develop.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has revised the relevant disclosure on page 21 of the Registration Statement disclosing a detailed description of the AI-Development Tool we intend to develop.

Notes to Consolidated Financial Statements, page F-8

2.	We note your response to prior comment 11, specifically bullet point 2 as it relates to your principal verses agent considerations. Further, we note your disclosure on page 20 that 3 of your 4 service contracts involved third-party IT service providers. In addition, we note your disclosure on page F-8 that you pay a commission to an agent for sales obtained. We repeat our prior comment to tell us and disclose in sufficient detail your principal verses agent considerations for these contracts. Refer to FASB ASC 606-10-55-36 through 55-40, and specifically 55-38.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has revised the relevant disclosure on page F-8 of the Registration Statement.

The Company also advises the following:

For services sourced through third-party exchanges, our accounting analysis for principal versus agent follows the two-step evaluation prescribed in ASC 606-10-55-36A to evaluate the nature of our promise and conclude whether we are the principal or agent:

1. Identify the specified good(s) or service(s) provided to the customer (i.e., distinct good(s) or service(s)); and

2. Determine if GMTech controls each specified good or service before that good or service is transferred to the customer.

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Step 1 - Identify the specified good(s) or service(s)

ASC 606-10-55-36 indicates that an entity must determine whether it is a principal or an agent for each specified good or service promised to the customer. As noted in BC24 of ASU 2016-08, “The principal versus agent considerations relate to the application of Step 2 of the revenue recognition model—identify the performance obligations in the contract. Appropriately identifying the good or service to be provided is a critical step in appropriately identifying whether the nature of an entity’s promise is to act as a principal or an agent.”

In determining the specified goods or services provided to our customers, we considered the nature of our promise to customers, the customers’ perspectives and expectations, and our contract with customers. The contracts with customers specify that we will provide consulting services to the client for the purpose of website development and related services. The client will pay GMTech for the fees incurred on a fixed basis. There is an identified service provided to the customer.

Step 2 - Determine if GMTech controls each specified good or service

In accordance with ASC 606-10-55-37, an entity is a principal if it controls the specific good or service before that good or service is transferred to a customer. The guidance further states that an entity that is a principal may satisfy its performance obligation to provide the specified good or service itself or may engage another party to satisfy some or all of the performance obligation on its behalf.

In accordance with ASC 606-10-55-38 an entity is an agent if the entity’s performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity’s fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party.

ASC 606-10-55-39 sets forth the following indicators of an entity that controls the specified good or service before it is transferred to the customer and is therefore a principal:

a. The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications).

GMTech is primarily responsible to the customer for projects and services for developed systems, websites and applications. GMTech contracts directly with the buyer and is viewed by the buyer as the sole party responsible for fulfilling the buyer’s request. No other party contracts with the buyer or is obligated to satisfy or fulfill the buyer’s request. GMTech considers this relationship critical in understanding the fulfillment obligations and expectations of the buyer.

b. The entity carries the risk before the specified good or service has been transferred to a customer or after the transfer of control to the customer.

GMTech holds the risk of the specified good or service prior to transfer to the customer.

c. The entity has discretion in establishing the price for the specified good or service.

GMTech is solely responsible for and has latitude to establish the prices charged to the customer.

Predicated on the above factors, GMTech is the principal in sales of the goods and services. Sales are recognized on a gross basis with the selling price to the customer recorded as sales. GMTech recognizes revenue from these sales at the point in time that control passes to the customer, which is typically upon delivery of the products to the customer. This is consistent with our accounting treatment prior to the adoption of Topic 606.

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Exhibits to Registration Statement, page II-2

3.	Please file your auditor's consent in the next amendment.

Response: In response to the Staff’s comment, the Company advises the Staff that the auditor’s consent has been filed in the Company’s Amendment No. 2 to Registration Statement on Form S-1 as Exhibit No. 23.1.

Thank you in advance for your assistance in reviewing our responses and Amendment No. 2 to Registration Statement on Form S-1. Should you have any questions with respect to the above responses or the Form S-1/A, please do not hesitate to contact me.

Sincerely,

/s/ Yuyang Cui

Yuyang Cui

Chief Executive Officer

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